July 17, 2018

Kathryn Jacobson, Staff Accountant,

Division of Corporation Finance

Office of Telecommunications

Re: Best Gofer, Inc

Amendment No. 3 to Registration Statement on Form S-1

Filed July 10, 2018

File No. 333-224041

Dear Ms. Jacobson:

Form S-1/A filed July 10, 2018

Description of Business, page 16

1.	We note your response to our prior comment 1 and your added risk factor on page 6, including your discussion of the Fair Credit Billing Act. We also note that on page 16 you continue to state that there are no specific regulations that affect your sales other than those connected to certain sales taxes and fitness of goods. Please reconcile these statements and revise your disclosure on page 16 as necessary. Also revise this disclosure to discuss any applicable privacy regulations or confirm that none are applicable.

The Form S-1/A filed on July 10, 2018 has been amended to reconcile previous statements regarding specific regulations affecting sales. The Form was also amended to discuss applicable privacy regulations.

/s/ Gal Abotbol

President

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